--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                -----------------

                                    FORM 11-K

                                -----------------


         [X]     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR

         [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


             For the transition period from            to
                                            ----------    ----------

                         Commission file number: 1-12744
                                                 -------


                         MARTIN MARIETTA MATERIALS, INC.
                            PERFORMANCE SHARING PLAN
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)

                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

--------------------------------------------------------------------------------

                          Audited Financial Statements

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                  Year ended December 31, 1997 and period from
                          October 18, 1996 (inception)
                            through December 31, 1996
                       with Report of Independent Auditors

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Audited Financial Statements

         Year ended December 31, 1997 and period from October 18, 1996
                     (inception) through December 31, 1996




                                    CONTENTS


Audited Financial Statements for the Plan

Report of Independent Auditors.................................................................................1
Statements of Net Assets Available for Benefits, with Fund Information.........................................2
Statements of Changes in Net Assets Available for Benefits, with
     Fund Information..........................................................................................4
Notes to Financial Statements..................................................................................6




Audited Financial Statements for the Master Trust

Report of Independent Auditors .............................................................................. 11
Statements of Net Assets Available for Benefits, with Fund Information........................................13
Statements of Changes in Net Assets Available for Benefits, with
     Fund Information.........................................................................................15
Notes to Financial Statements.................................................................................17

                         [ERNST & YOUNG LLP LETTERHEAD]




                         Report of Independent Auditors



Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in the net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                        /s/ ERNST & YOUNG LLP


Raleigh, NC
June 15, 1998

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997
                                 (In Thousands)


                 YIELD-                 MARTIN
                ENHANCED               MARIETTA    LOCKHEED      HARBOR                   INVESTMENT            DAILY
               SHORT-TERM     S&P      MATERIALS    MARTIN       CAPITAL   INTERMEDIATE  COMPANY OF  AMERICAN    BOND   VANGUARD
               INVESTMENT  500 INDEX    COMMON      COMMON    APPRECIATION     BOND        AMERICA    BALANCED  MARKET   WINDSOR
                  FUND       FUND     STOCK FUND  STOCK FUND      FUND         FUND         FUND        FUND     FUND      FUND
               -----------------------------------------------------------------------------------------------------------------
ASSETS

Interest in
 Master Trust   $18,155    $22,188      $ 8,911     $17,074      $ 3,544      $  461       $ 1,036     $ 559    $1,814   $ 5,224
               =================================================================================================================

Net assets
 available
 for benefits   $18,155    $22,188      $ 8,911     $17,074      $ 3,544      $  461       $ 1,036     $ 559    $1,814   $ 5,224
               =================================================================================================================


                  VANGUARD
               INTERNATIONAL
                   GROWTH      LOAN
                    FUND       FUND      TOTAL
               --------------------------------
ASSETS

Interest in
 Master Trust     $ 1,654    $ 1,582    $82,202
               ================================

Net assets
 available
 for benefits     $ 1,654    $ 1,582    $82,202
               ================================




See accompanying notes.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996
                                 (In Thousands)


                 YIELD-            MARTIN
                ENHANCED    S&P   MARIETTA     LOCKHEED      HARBOR                   INVESTMENT             DAILY
               SHORT-TERM   500   MATERIALS     MARTIN       CAPITAL    INTERMEDIATE  COMPANY OF  AMERICAN    BOND   VANGUARD
               INVESTMENT  INDEX   COMMON       COMMON    APPRECIATION      BOND        AMERICA    BALANCED  MARKET   WINDSOR
                  FUND      FUND  STOCK FUND  STOCK FUND      FUND          FUND         FUND        FUND     FUND     FUND
               ---------------------------------------------------------------------------------------------------------------
ASSETS

Interest in
 Master Trust   $20,221   $16,576   $ 2,020    $20,690       $ 1,471       $ 1,024      $1,190      $ 510    $ 645     $2,620
               ===============================================================================================================

Net assets
 available for
 benefits       $20,221   $16,576   $ 2,020    $20,690       $ 1,471       $ 1,024      $1,190      $ 510    $ 645     $2,620
               ===============================================================================================================


                  VANGUARD
               INTERNATIONAL
                   GROWTH      LOAN
                    FUND       FUND      TOTAL
               --------------------------------
ASSETS

Interest in
 Master Trust     $ 1,231    $ 1,241    $69,439
               ================================

Net assets
 available
 for benefits     $ 1,231    $ 1,241    $69,439
               ================================




See accompanying notes.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997
                                 (In Thousands)


                                     YIELD-                 MARTIN
                                    ENHANCED                MARIETTA    LOCKHEED      HARBOR                   INVESTMENT
                                   SHORT-TERM              MATERIALS     MARTIN       CAPITAL                  COMPANY OF  AMERICAN
                                   INVESTMENT  S&P 500       COMMON      COMMON    APPRECIATION  INTERMEDIATE    AMERICA   BALANCED
                                      FUND     INDEX FUND  STOCK FUND  STOCK FUND      FUND       BOND FUND       FUND       FUND
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits
  at beginning of period           $ 20,221     $ 16,576     $2,020     $ 20,690      $1,471       $ 1,024      $ 1,190     $ 510
Additions to net assets:
  Contributions:
    Employees                         1,232          996        377           --         166            59          119        79
    Martin Marietta Materials           652          208        119           --          40            13           32        20
    Rollover Contributions              217           65         55           --          27            --           12         2
                                   ------------------------------------------------------------------------------------------------
Total contributions                   2,101        1,269        551           --         233            72          163       101

Interest in net investment gain
  of Master Trust                     1,063        5,394      1,992        1,941         500            70          377       156
                                   ------------------------------------------------------------------------------------------------
Total additions                       3,164        6,663      2,543        1,941         733           142          540       257

Deductions from net assets:
   Distributions and withdrawals      3,128          776         66          660          25            71           35        15
   Administrative expenses               45           68         13           42           5             6            3         1
                                   ------------------------------------------------------------------------------------------------
Total deductions                      3,173          844         79          702          30            77           38        16

Net transfers from other plans           --           21         --          154          19            --           36        16
Net transfers between funds          (2,057)        (228)     4,427       (5,009)      1,351          (628)        (692)     (208)
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                   $ 18,155     $ 22,188     $8,911     $ 17,074      $3,544       $   461      $ 1,036     $ 559
                                   ================================================================================================


                                    DAILY
                                     BOND    VANGUARD     VANGUARD
                                    MARKET    WINDSOR   INTERNATIONAL   LOAN
                                     FUND      FUND      GROWTH FUND    FUND      TOTAL
                                    ----------------------------------------------------
Net assets available for benefits
  at beginning of period            $  645    $2,620       $1,231     $1,241    $69,439
Additions to net assets:
  Contributions:
    Employees                           51       359          134         --      3,572
    Martin Marietta Materials           14        87           30         --      1,215
    Rollover Contributions              --        24            4         --        406
                                    ---------------------------------------------------
Total contributions                     65       470          168         --      5,193

Interest in net investment gain
  of Master Trust                       83       686           48        116     12,426
                                    ---------------------------------------------------
Total additions                        148     1,156          216        116     17,619

Deductions from net assets:
   Distributions and withdrawals        12        47           34         91      4,960
   Administrative expenses               5         8            4         --        200
                                    ---------------------------------------------------
Total deductions                        17        55           38         91      5,160

Net transfers from other plans          --        22           36         --        304
Net transfers between funds          1,038     1,481          209        316         --
                                    ---------------------------------------------------
Net assets available for benefits
  at end of year                    $1,814    $5,224       $1,654     $1,582    $82,202
                                    ===================================================




See accompanying notes.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

   For the Period from October 18, 1996 (inception) through December 31, 1996
                                 (In Thousands)


                                                          MARTIN
                                       YIELD-             MARIETTA    LOCKHEED
                                      ENHANCED     S&P    MATERIALS    MARTIN       HARBOR                     INVESTMENT
                                     SHORT-TERM    500     COMMON      COMMON       CAPITAL     INTERMEDIATE     COMPANY    AMERICAN
                                     INVESTMENT   INDEX     STOCK      STOCK     APPRECIATION       BOND       OF AMERICA   BALANCED
                                        FUND      FUND      FUND        FUND         FUND           FUND          FUND        FUND
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits
  at beginning of period              $    --    $    --   $   --     $    --       $   --         $   --        $   --       $ --
Additions to net assets:
  Contributions:
    Employees                             418        230       16          --           26             18            22          9
    Martin Marietta Materials             200         42        4          --            6              3             5          2
    Rollover contributions                 --         --        1          --            2             --            --         --
                                     ----------------------------------------------------------------------------------------------
  Total contributions                     618        272       21          --           34             21            27         11

  Interest in net investment gain
    (loss) of Master Trust                182        887      (31)        521           42              6            52         14
                                     ----------------------------------------------------------------------------------------------
Total additions (reductions)              800      1,159      (10)        521           76             27            79         25

Deductions from net assets:
  Distributions and withdrawals           629        267       19         367           --             --            --         --
  Administrative expenses                   7          5        1           5            1              1             1         --
                                     ----------------------------------------------------------------------------------------------
Total deductions                          636        272       20         372            1              1             1         --

Net transfers from other plans         20,193     16,160    1,898      20,838          937            928           958        441
Net transfers between funds              (136)      (471)     152        (297)         459             70           154         44
                                     ----------------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                      $20,221    $16,576   $2,020     $20,690       $1,471         $1,024        $1,190       $510
                                     ==============================================================================================


                                      DAILY                VANGUARD
                                      BOND    VANGUARD  INTERNATIONAL
                                     MARKET   WINDSOR      GROWTH       LOAN
                                      FUND      FUND        FUND        FUND       TOTAL
                                     ----------------------------------------------------
Net assets available for benefits
  at beginning of period              $ --     $   --      $   --      $   --     $    --
Additions to net assets:
  Contributions:
    Employees                           13         57          19          --         828
    Martin Marietta Materials            4         14           4          --         284
    Rollover contributions              --         --           2          --           5
                                     ----------------------------------------------------
  Total contributions                   17         71          25          --       1,117

  Interest in net investment gain
    (loss) of Master Trust               5        163          64           8       1,913
                                     ----------------------------------------------------
Total additions (reductions)            22        234          89           8       3,030

Deductions from net assets:
  Distributions and withdrawals         --          1          --          24       1,307
  Administrative expenses                1          1           1          --          24
                                     ----------------------------------------------------
Total deductions                         1          2           1          24       1,331

Net transfers from other plans         607      2,443       1,083       1,254      67,740
Net transfers between funds             17        (55)         60           3          --
                                     ----------------------------------------------------
Net assets available for benefits
  at end of year                      $645     $2,620      $1,231      $1,241     $69,439
                                     ====================================================




See accompanying notes.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                          Notes to Financial Statements

                                December 31, 1997



1. ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with the assets of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Unrealized appreciation or depreciation in the aggregate and the gain or loss on disposition of investments during the year are determined using the average cost of investments. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc., (the "Corporation") are otherwise paid by the Master Trust and allocated to each of the participating plans.

Prior to October 1996, the Plan was not part of the Master Trust. Rather, the Plan's assets were invested in a master trust arrangement established for various plans affiliated with Lockheed Martin Corporation, the former parent of Corporation. During October 1996, the Plan's assets were transferred directly from the master trust arrangement affiliated with Lockheed Martin Corporation into the Master Trust established for the plans sponsored by the Corporation and for certain other employees of members of the Corporation's controlled group of companies, as defined by Section 1563(a)(1) of the Internal Revenue Code ("IRC
Section 1563(a)(1)").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

In October 1996, Lockheed Martin Corporation disposed of its remaining ownership interest of the Corporation's common stock by means of a split-off, an exchange offer whereby Lockheed Martin Corporation's shareholders were given the opportunity to exchange some or all of their common stock of Lockheed Martin Corporation for shares of the Corporation's common stock. The Corporation subsequently registered its common stock for use in connection with the Plan.

In connection with the divestiture of Lockheed Martin Corporation's ownership interest in the Corporation, the Plan was established effective October 18, 1996, as a defined contribution plan providing eligible salaried employees an opportunity to participate in an individual savings and investment program providing tax savings and retirement incentives. Martin Marietta Materials, Inc., is the Plan's sponsor, and also serves as the Plan administrator. Prior to October 1996, eligible employees participated in the Lockheed Martin Corporation Performance Sharing Plan, which was sponsored by Lockheed Martin Corporation. Employees of the Corporation and certain employees of members of the Lockheed Martin Corporation controlled group of companies, as defined by IRC Section 1563(a)(1), were eligible to participate in the Plan.

Generally, the terms of - as well as the procedures for administering - the new Plan did not change. However, certain investment option funds available under the former plan were replaced with similar funds of the same type of risk and level of return. The risk and return investment objectives for the new funds in the Plan are similar to the investment objectives that existed in the former plan. Additionally, the underlying investment option available in the employer's company common stock fund was changed from Lockheed Martin Corporation common stock to that of Martin Marietta Materials, Inc. Following the consummation date of the split-off, Plan participants are no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in a Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 1998, Plan participants may transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance is available for withdrawals, as permitted under the Plan. At the end of this period, participation in the Lockheed Martin Common Stock Fund will be terminated and any participants' remaining balances will be liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund. No other significant plan changes were made as a result of the split-off transaction.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

Employees are eligible to enroll in the Plan after six months of service. Employee participation requires employee basic contributions of 1% to 6% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code ("IRC") limitations on allowable compensation). For participants with at least three years of service on January 1 of each applicable Plan year, the maximum percentage of employee basic contributions may be increased to 7% of base salary. Participants may also elect to make additional supplemental contributions which are not considered for purposes of computing the employer match. A participant's combined basic and supplemental contributions may not exceed 17% of that participant's base pay. Generally, a participant's before-tax contributions may not exceed 15% of base pay, subject to certain restrictions for highly compensated employees, as defined.

The Corporation matches the participants' annual basic contribution (the first 6% or 7% of base pay, depending upon length of service). The amount of the Corporation's match is equal to 50% of the basic contributions and is credited to participant accounts monthly. All participants are 100% vested in the value of their accounts, including employer contributions.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options - excluding the Lockheed Martin Common Stock Fund - daily, but are limited to 12 changes in a calendar year, however not less than one transfer in a calendar quarter. The Plan provides for participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 4 1/2 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation's 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. Approximately $936,000 was loaned to participants for the year ended December 31, 1997. Approximately $63,000 was loaned to participants for the period from October 18, 1996 (inception), through December 31, 1996. Outstanding loan balances and loan-related activities

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

are reflected in the Loan Fund account in the accompanying financial statements. In addition, the plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

During 1996, the Plan received $67,740,000 from the Lockheed Martin Corporation Performance Sharing Plan. This amount represents the transfer of account balances of eligible participants pursuant to the establishment of the Plan.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

3. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS). The determination letter states that the Plan meets the qualification requirements under the Internal Revenue Code (IRC) Section 401(a) for tax-exempt status under the IRC Section 501(a). Management believes that the Plan has been in operational compliance with the IRC Section 401(a) requirements. Therefore, no provision has been made in the financial statements for federal income taxes.

                         Martin Marietta Materials, Inc.
                            Performance Sharing Plan

                    Notes to Financial Statements (continued)

4. MASTER TRUST

The Plan's interest in the Master Trust's net assets as of December 31, 1997 and 1996, was 86.55% and 87.21%, respectively. The Plan's interest in the Master Trust did not fluctuate significantly throughout the year ended December 31, 1997 or the period from October 18, 1996 (inception) through December 31, 1996. The following audited financial statements of the Master Trust contain additional information concerning the Plan's interest in the Master Trust.

5. YEAR 2000 ISSUE (UNAUDITED)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified and are being evaluated, and initial conversion efforts are underway. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plan's operations.

6. PLAN AMENDMENTS

Effective January 1, 1998, salaried employees of the former American Aggregates Corporation, that was acquired by the Corporation during 1997, are eligible to participate in the Plan.

Effective January 1, 1998, the following investment options were eliminated:
Intermediate Bond Fund, Investment Company of America and American Balanced
Fund.

                         [ERNST & YOUNG LLP LETTERHEAD]



                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Master Trust at December 31, 1997 and 1996, and the changes in the net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) through December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying statements are those of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust, which is established under the Martin Marietta Materials, Inc. Performance Sharing Plan, the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees (collectively, the "Plans"); the statements do not purport to present the financial status of the Plans. The statements do not contain certain information on net assets available for benefits and other disclosures necessary for a fair presentation of the financial statements of the Plans in conformity with generally accepted accounting principles. Furthermore, these statements do not purport to satisfy the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                        /s/ ERNST & YOUNG LLP


Raleigh, NC
June 15, 1998

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1997
                                 (In Thousands)


                                            YIELD-                MARTIN
                                           ENHANCED              MARIETTA      LOCKHEED       HARBOR                     INVESTMENT
                                          SHORT-TERM   S&P 500   MATERIALS      MARTIN        CAPITAL                      COMPANY
                                          INVESTMENT    INDEX     COMMON        COMMON     APPRECIATION   INTERMEDIATE   OF AMERICA
                                             FUND       FUND     STOCK FUND   STOCK FUND       FUND         BOND FUND       FUND
                                          -----------------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                 $24,246   $    --     $  442       $   439        $   --         $ --         $   --
  Governmental bonds                             --        --         --            --            --          232             --
  Corporate bonds                                --        --         --            --            --          231             --
  Common stocks                                  --    24,734      9,344        19,356         3,565           --          1,048
                                          -----------------------------------------------------------------------------------------
Total investments at quoted fair value       24,246    24,734      9,786        19,795         3,565          463          1,048
Investments at estimated fair value:
  Participant loans                              --        --         --            --            --           --             --
                                          -----------------------------------------------------------------------------------------
Total investments at estimated fair
  value                                          --        --         --            --            --           --             --

Other assets:
  Contributions receivable:
    Employees                                   204       124         41            --            14            5             10
    Martin Marietta Materials, Inc.              71        19          9            --             3            1              3
  Dividends and interest receivable             116        --          2             1            --           --             --
                                          -----------------------------------------------------------------------------------------
Total other assets                              391       143         52             1            17            6             13
                                          -----------------------------------------------------------------------------------------
Total assets                                 24,637    24,877      9,838        19,796         3,582          469          1,061

LIABILITIES
Administrative expenses payable                  44        52         11            30             3            3              3
Amounts payable for investments
  purchased                                      --        --        121            --            --           --             --
                                          -----------------------------------------------------------------------------------------
Total liabilities                                44        52        132            30             3            3              3
                                          -----------------------------------------------------------------------------------------
Net assets available for benefits           $24,593   $24,825     $9,706       $19,766        $3,579         $466         $1,058
                                          =========================================================================================


                                                   DAILY                VANGUARD
                                       AMERICAN    BOND    VANGUARD   INTERNATIONAL
                                       BALANCED   MARKET   WINDSOR       GROWTH       LOAN
                                         FUND      FUND      FUND         FUND        FUND       TOTAL
                                       ----------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents              $ 70    $   --    $   --        $   --        $  --    $25,197
  Governmental bonds                      104     1,228        --            --           --      1,564
  Corporate bonds                          69       605        --            --           --        905
  Common stocks                           336        --     5,247         1,689           --     65,319
                                       ----------------------------------------------------------------
Total investments at quoted fair value    579     1,833     5,247         1,689           --     92,985
Investments at estimated fair value:
  Participant loans                        --        --        --            --        1,582      1,582
                                       ----------------------------------------------------------------
Total investments at estimated fair
  value                                    --        --        --            --        1,582      1,582

Other assets:
  Contributions receivable:
    Employees                               7         5        31            11           --        452
    Martin Marietta Materials, Inc.         2         1         8             3           --        120
  Dividends and interest receivable        --        --        --            --           --        119
                                       ----------------------------------------------------------------
Total other assets                          9         6        39            14           --        691
                                       ----------------------------------------------------------------
Total assets                              588     1,839     5,286         1,703        1,582     95,258

LIABILITIES
Administrative expenses payable             1         4         7             4           --        162
Amounts payable for investments
  purchased                                --        --        --            --           --        121
                                       ----------------------------------------------------------------
Total liabilities                           1         4         7             4           --        283
                                       ----------------------------------------------------------------
Net assets available for benefits        $587    $1,835    $5,279        $1,699       $1,582    $94,975
                                       ================================================================




See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1996
                                 (In Thousands)


                                               YIELD-                 MARTIN
                                              ENHANCED               MARIETTA    LOCKHEED      HARBOR                   INVESTMENT
                                             SHORT-TERM     S&P      MATERIALS    MARTIN       CAPITAL                  COMPANY OF
                                             INVESTMENT  500 INDEX    COMMON      COMMON    APPRECIATION  INTERMEDIATE   AMERICA
                                                FUND       FUND     STOCK FUND  STOCK FUND      FUND        BOND FUND      FUND
                                             --------------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                   $25,520    $    --     $   52      $ 1,282       $   --      $   --       $  ---
  Governmental bonds                               --         --         --           --           --         349           --
  Corporate bonds                                  --         --         --           --           --         669           --
  Common stocks                                    --     17,972      2,056       22,273        1,470          --        1,192
                                             --------------------------------------------------------------------------------------
Total investments at quoted fair value         25,520     17,972      2,108       23,555        1,470       1,018        1,192
Investments at estimated fair value:
  Participant loans                                --         --         --           --           --          --           --
                                             --------------------------------------------------------------------------------------
Total investments at estimated fair value          --         --         --           --           --          --           --
Other assets:
  Contributions receivable:
    Employees                                     229        101          6           --            7           7            7
    Martin Marietta Materials, Inc.                73         15          1           --            2           1            1
  Dividends and interest receivable               117         --         --            6           --          --           --
  Receivable for investments sold                  --         --         35           --           --          --           --
                                             --------------------------------------------------------------------------------------
Total other assets                                419        116         42            6            9           8            8
                                             --------------------------------------------------------------------------------------
Total assets                                   25,939     18,088      2,150       23,561        1,479       1,026        1,200

LIABILITIES
Administrative expenses payable                     8          6          1            6            1           1            1
Amounts payable for investments purchased         117         --         --           --           --          --           --
                                             --------------------------------------------------------------------------------------
Total liabilities                                 125          6          1            6            1           1            1
                                             --------------------------------------------------------------------------------------
Net assets available for benefits             $25,814    $18,082     $2,149      $23,555       $1,478      $1,025       $1,199
                                             ======================================================================================


                                                      DAILY                VANGUARD
                                            AMERICAN   BOND    VANGUARD  INTERNATIONAL
                                            BALANCED  MARKET   WINDSOR       GROWTH      LOAN
                                              FUND     FUND      FUND         FUND       FUND      TOTAL
                                            -------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                   $ 65     $ --     $   --       $   --     $   --    $26,919
  Governmental bonds                           120      320         --           --         --        789
  Corporate bonds                               71      321         --           --         --      1,061
  Common stocks                                288       --      2,616        1,241         --     49,108
                                             ------------------------------------------------------------
Total investments at quoted fair value         544      641      2,616        1,241         --     77,877
Investments at estimated fair value:
  Participant loans                             --       --         --           --      1,241      1,241
                                             ------------------------------------------------------------
Total investments at estimated fair value       --       --         --           --      1,241      1,241
Other assets:
  Contributions receivable:
    Employees                                    3        4         19            6         --        389
    Martin Marietta Materials, Inc.              1        1          5            3         --        103
  Dividends and interest receivable             --       --         --           --         --        123
  Receivable for investments sold               --       --         --           --         --         35
                                             ------------------------------------------------------------
Total other assets                               4        5         24            9         --        650
                                             ------------------------------------------------------------
Total assets                                   548      646      2,640        1,250      1,241     79,768

LIABILITIES

Administrative expenses payable                  1        1          1            1         --         28
Amounts payable for investments purchased       --       --         --           --         --        117
                                             ------------------------------------------------------------
Total liabilities                                1        1          1            1         --        145
                                             ------------------------------------------------------------
Net assets available for benefits             $547     $645     $2,639       $1,249     $1,241    $79,623
                                             ============================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
Statement of Changes in Net Assets Available for Benefits, with Fund Information
                          Year ended December 31, 1997
                                 (In Thousands)


                                               YIELD-                 MARTIN
                                              ENHANCED               MARIETTA    LOCKHEED      HARBOR                   INVESTMENT
                                             SHORT-TERM     S&P      MATERIALS    MARTIN       CAPITAL                  COMPANY OF
                                             INVESTMENT  500 INDEX    COMMON      COMMON    APPRECIATION  INTERMEDIATE   AMERICA
                                                FUND       FUND     STOCK FUND  STOCK FUND      FUND       BOND FUND       FUND
                                             -------------------------------------------------------------------------------------
Net assets available for benefits
 At beginning of period:                      $25,814    $18,082     $2,149      $23,555       $1,478        $1,025       $1,199
  Additions to net assets:
   Contributions:
    Employees                                   2,410      1,490        516           --          169            60          124
    Employer                                      832        228        119           --           41            13           33
    Rollover contributions                        229         80         57           --           27            --           12
                                             -------------------------------------------------------------------------------------
Total contributions                             3,471      1,798        692           --          237            73          169

Investment income:
  Dividends and interest                        1,386         --        106          371          482            --          132
  Net realized and unrealized gain (loss)          --      5,956      2,023        1,839           20            70          250
                                             -------------------------------------------------------------------------------------
Total investment income                         1,386      5,956      2,129        2,210          502            70          382
                                             -------------------------------------------------------------------------------------
Total additions                                 4,857      7,754      2,821        2,210          739           143          551

Deductions from net assets:
  Distributions and withdrawals                 3,633        866         72          832           25            71           35
  Administrative expenses                          59         75         14           48            4             6            3
                                             -------------------------------------------------------------------------------------
Total deductions                                3,692        941         86          880           29            77           38
Net transfers from other plans                     --         21         --          154           19            --           36
Net transfers between funds                    (2,386)       (91)     4,822       (5,273)       1,372          (625)        (690)
                                             -------------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                 $24,593    $24,825     $9,706      $19,766       $3,579        $  466       $1,058
                                             =====================================================================================


                                                      DAILY                VANGUARD
                                            AMERICAN   BOND    VANGUARD  INTERNATIONAL
                                            BALANCED  MARKET   WINDSOR       GROWTH      LOAN
                                              FUND     FUND      FUND         FUND       FUND       TOTAL
                                           ---------------------------------------------------------------
Net assets available for benefits
 At beginning of period:                      $547    $  645    $2,639       $1,249     $1,241    $79,623
  Additions to net assets:
   Contributions:
    Employees                                   83        53       372          138         --      5,415
    Employer                                    21        15        92           32         --      1,426
    Rollover contributions                       2        --        24            4         --        435
                                           ---------------------------------------------------------------
Total contributions                            106        68       488          174         --      7,276

Investment income:
  Dividends and interest                        92        --       805           73         --      3,447
  Net realized and unrealized gain (loss)       71        83      (113)         (27)       116     10,288
                                           ---------------------------------------------------------------
Total investment income                        163        83       692           46        116     13,735
                                           ---------------------------------------------------------------
Total additions                                269       151     1,180          220        116     21,011

Deductions from net assets:
  Distributions and withdrawals                 15        12        48           35         91      5,735
  Administrative expenses                        1         5         9            4         --        228
                                           ---------------------------------------------------------------
Total deductions                                16        17        57           39         91      5,963
Net transfers from other plans                  16        --        22           36         --        304
Net transfers between funds                   (229)    1,056     1,495          233        316         --
                                           ---------------------------------------------------------------
Net assets available for benefits at
  end of year                                 $587    $1,835    $5,279       $1,699     $1,582    $94,975
                                           ===============================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
Statement of Changes in Net Assets Available for Benefits, with Fund Information
   For the Period from October 18, 1996 (inception) through December 31, 1996
                                 (In Thousands)

                                               YIELD-                 MARTIN
                                              ENHANCED               MARIETTA    LOCKHEED      HARBOR                   INVESTMENT
                                             SHORT-TERM     S&P      MATERIALS    MARTIN       CAPITAL                  COMPANY OF
                                             INVESTMENT  500 INDEX    COMMON      COMMON    APPRECIATION  INTERMEDIATE   AMERICA
                                                FUND       FUND     STOCK FUND  STOCK FUND      FUND       BOND FUND       FUND
                                             -------------------------------------------------------------------------------------
Net assets available for benefits
 at beginning of period:                      $    --    $    --     $   --      $    --       $   --        $   --       $   --
   Additions to net assets:
   Contributions:
    Employees                                     746        326         18           --           26            19           22
    Employer                                      233         47          4           --            6             3            6
    Rollover contributions                         --         --          1           --            2            --           --
                                             -------------------------------------------------------------------------------------
Total contributions                               979        373         23           --           34            22           28

Investment income:
  Dividends and interest                          230         --         11          108           45            --           52
  Net realized and unrealized gain (loss)          --        961        (44)         485           (3)            6           --
                                             -------------------------------------------------------------------------------------
Total investment income                           230        961        (33)         593           42             6           52
                                             -------------------------------------------------------------------------------------
Total additions                                 1,209      1,334        (10)         593           76            28           80

Deductions from net assets:
  Distributions and withdrawals                   693        286         20          411           --            --           --
  Administrative expenses                           8          6          1            6            1             1            1
                                             -------------------------------------------------------------------------------------
Total deductions                                  701        292         21          417            1             1            1
Net transfers from other plans                 25,442     17,511      2,009       23,694          939           928          966
Net transfers between funds                      (136)      (471)       171         (315)         464            70          154
                                             -------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                                  $25,814    $18,082     $2,149      $23,555       $1,478        $1,025       $1,199
                                             =====================================================================================


                                                      DAILY                 VANGUARD
                                            AMERICAN   BOND    VANGUARD   INTERNATIONAL
                                            BALANCED  MARKET   WINDSOR       GROWTH      LOAN
                                              FUND     FUND      FUND         FUND       FUND       TOTAL
                                            --------------------------------------------------------------
Net assets available for benefits
 at beginning of period:                      $ --     $ --     $   --       $   --     $   --    $    --
   Additions to net assets:
   Contributions:
    Employees                                   11       13         58           20         --      1,259
    Employer                                     2        3         15            5         --        324
    Rollover contributions                      --       --         --            2         --          5
                                            --------------------------------------------------------------
Total contributions                             13       16         73           27         --      1,588

Investment income:
  Dividends and interest                        31       --        225           51          8        761
  Net realized and unrealized gain (loss)      (16)       5        (60)          14         --      1,348
                                            --------------------------------------------------------------
Total investment income                         15        5        165           65          8      2,109
                                            --------------------------------------------------------------
Total additions                                 28       21        238           92          8      3,697

Deductions from net assets:
  Distributions and withdrawals                 --        1          1           --         24      1,436
  Administrative expenses                        1        1          1            1         --         28
                                            --------------------------------------------------------------
Total deductions                                 1        2          2            1         24      1,464
Net transfers from other plans                 476      608      2,461        1,102      1,254     77,390
Net transfers between funds                     44       18        (58)          56          3         --
                                            --------------------------------------------------------------
Net assets available for benefits at
 end of year                                  $547     $645     $2,639       $1,249     $1,241    $79,623
                                            ==============================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Notes to Financial Statements

                                December 31, 1997


1.  ACCOUNTING POLICIES

The Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") was created on October 18, 1996, to hold the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan, the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Money Accumulation Plan for Hourly Employees (collectively, the "Plans") on a commingled basis. All plans are defined contribution plans of Martin Marietta Materials, Inc. (the "Corporation"). State Street Bank and Trust Company ("State Street") is the trustee and record keeper for the Master Trust. Each plan owns the following share of the entire Master Trust.

                                                            INTEREST IN MASTER TRUST AS
                                                 PLAN             OF DECEMBER 31,
NAME OF PLAN                                    NUMBER           1997         1996
------------                                    -----------------------------------------
Martin Marietta Materials, Inc. Performance
 Sharing Plan
EIN #56-1848578                                   005           86.55%       87.21%

Martin Marietta Materials, Inc. Savings and
 Investment Plan for Hourly Employees
EIN #56-1848578                                   006           10.98%       10.45%

Martin Marietta Money Accumulation Plan
 for Hourly Employees
EIN #56-1848578                                   007            2.47%        2.34%
                                                            -----------------------------

                                                               100.00%      100.00%
                                                            =============================


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE MASTER TRUST

Plan assets held by the Master Trust are invested in eleven funds. The Yield-Enhanced Short-Term Investment Fund, which is managed by the trustee, is invested in high-quality money market instruments, corporate equity and debt instruments and U.S. Government secured notes and bonds. The S&P 500 Index Fund, which is managed by the trustee, invests in the same individual common stocks in identical proportions to the S&P 500 index. The Martin Marietta Materials Common Stock Fund is composed of the Corporation's common stock. The Lockheed Martin Common Stock Fund is composed of the common stock of Lockheed Martin Corporation. The Harbor Capital Appreciation Fund is designed to seek long-term growth of capital by investing in stocks of domestic and foreign companies with high equity capitalization with above average prospects for growth. The Intermediate Bond Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate and asset backed bonds. The Investment Company of America Fund is designed to achieve long-term growth of capital and income by investing in stocks of well-established "blue-chip" companies of both the U.S. and abroad, as well as, in U.S. Government securities. The American Balanced Fund is designed to seek conservation of capital, current income and long-term growth of capital by investing in a blend of stocks, bonds and other fixed income securities. The Daily Bond Market Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate, mortgage backed and asset backed securities. The Vanguard Windsor Fund is a capital growth and income fund that will invest primarily in a diversified portfolio of U.S. common stocks thought to be undervalued. The Vanguard International Growth Fund is designed to achieve long-term growth of capital by investing in equity securities of non-U.S. Companies. Effective January 1, 1998, the following investment options were eliminated: Intermediate Bond Fund, Investment Company of America and American Balanced Fund.

The Martin Marietta Materials, Inc. Performance Sharing Plan has a loan program whereby eligible participants may borrow up to the lesser of 50% of their total account balance less the highest outstanding loan balance from the past twelve months, or $50,000 with a minimum loan of $500. Loans are repaid monthly over a term of up to 4 1/2 years for personal loans and up to 15 years for a residential loan at an interest rate of one percent over the prime rate reported by at least 75% of the nation's 30 largest banks as reported in The Wall Street Journal on the first business day of the month before loan application. All loans are due in full immediately upon termination of employment. Approximately $1,582,000 and $1,241,000 was loaned to participants at December 31, 1997 and 1996, respectively. Participant loan activity and the net outstanding loan balances are reflected in the Loan Fund in the accompanying financial statements.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE MASTER TRUST (CONTINUED)

Fair values of the underlying securities in the Yield-Enhanced Short-Term Investment Fund, the S&P 500 Index Fund, the Intermediate Bond Fund, and the Daily Bond Market Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the Trustee for securities for which there is not an established market. The fair value of Martin Marietta Materials common stock and Lockheed Martin Corporation common stock is determined by the closing price per share on the last business day of the year as reported for New York Stock Exchange Composite Transactions. Fair values of the Harbor Capital Appreciation Fund, the Investment Company of America Fund, the American Balanced Fund, the Vanguard Windsor Fund, and the Vanguard International Growth Fund are determined by the closing prices on the last business day of the year.

Following the creation of the Master Trust, the Plans' participants are no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in a Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 1998, the Plans' participants may transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance is available for withdrawals, as permitted under the Plans. At the end of this period, participation in the Lockheed Martin Common Stock Fund will be terminated and any participants' remaining balances will be liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund.

Administrative expenses, a portion of which are paid by the Corporation, are otherwise paid from the Trust and allocated to the Plans on a pro rata basis.

3.  INVESTMENTS

The fair values of individual investments that represent 5% or more of the Master Trust's net assets at December 31, 1997 are as follows (in thousands):

      Yield-Enhanced Short-Term Investment Fund             $24,246
      S&P 500 Index Fund                                    $24,734
      Martin Marietta Materials Stock Fund                  $ 9,786
      Lockheed Martin Common Stock Fund                     $19,795
      Vanguard Windsor Fund                                 $ 5,247

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)

4.  INCOME TAXES

The Master Trust was created to hold the assets of the various defined contribution plans of the Corporation which are listed as participating plans in the Master Trust Agreement. As Plans participating in the Master Trust have received favorable determination letters from the Internal Revenue Service that they are qualified under Section 401(a) of the Internal Revenue Code, and management believes the Plans to be operating in compliance with all applicable requirements, there has been no provision for federal income taxes in the financial statements.

5.  YEAR 2000 ISSUE (UNAUDITED)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified and are being evaluated, and initial conversion efforts are underway. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plans' operations.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MARTIN MARIETTA MATERIALS, INC.
                                        PERFORMANCE SHARING PLAN

                                        By:  Martin Marietta Materials, Inc.
                                             Plan Administrator

                                        By:  Benefit Plan Committee

                                             By: /s/ Janice K. Henry
                                                 -------------------------------
                                                 Janice K. Henry

Date:  June 29, 1998

                                  EXHIBIT INDEX

                  Exhibit No.                     Document
                  -----------                     ------------------------------
                      23                          Consent of Ernst & Young LLP